SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Union Acceptance Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

904832102
(CUSIP Number)

Susan Lee Hanzel, 4612 Craftsbury Circle, Fort Wayne,
Indiana 46818
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ?.

Check the following box if a fee is being paid with the statement ?. (A fee is not required only if the reporting person: (i) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See
Rule 13d-1(a) for other parties to whom copies are to sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 904832102


	1.	Name of Reporting Person

		Susan Lee Hanzel

	2.	Check the Appropriate Box if a Member of a
Group

		(a) [  ]
		(b) [  ]

	3.	SEC Use Only

	4.	Source of Funds

		00

	5.	Check if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e) [  ]

	6.	Citizenship or Place of Organization

		United States of America

Number of Shares Beneficially Owned by Each Reporting
Person With
7. Sole Voting Power                346,857

8. Shared Voting Power            0

9. Sole Dispositive Power          346,857

10. Shared Dispositive Power    0

11.	Aggregate Amount Beneficially Owned by
Reporting Person

		346,857

	12.	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares [  ]

	13.	Percent of Class Represented by Amount in
Row (11)

		8.6%

	14.	Type of Reporting Person

		IN



Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is the Class A common stock
("Securities") of Union Acceptance Corporation
("Issuer"). The address of the principal executive offices of the Issuer is 250 North Shadeland Avenue,
Indianapolis, Indiana 46219.

Item 2.	Identity and Background

(a) The name of the person filing this statement is Susan Lee Hanzel.

(b) The residence address of Susan Lee Hanzel is 4612
Craftsbury Circle, Fort Wayne, Indiana 46818.

(c) The principal occupation of Susan Lee Hanzel is an instructor. The name, principal business and address of Susan Lee Hanzel's employer is Edgerton
Travel, travel agency and 9111 Lima Road, Fort Wayne,
Indiana 46818, respectively.

(d) Susan Lee Hanzel has not, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

(e) Susan Lee Hanzel has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Susan Lee Hanzel is a citizen of the United
States of America.

Item 3.	Source and Amount of Funds or Other
Consideration

The Securities were acquired other than by purchase and pursuant to a Decree of Dissolution of Marriage and no funds were utilized.

Item 4.	Purpose of Transaction

Pursuant to the Decree of Dissolution of Marriage entered on November 7, 1997, Susan Lee Hanzel became the owner of the 346,857 Securities reported herein.
At the present time Susan Lee Hanzel is uncertain as to her intentions with respect to the Securities reported by her. Susan Lee Hanzel presently has no plans or proposals of the type enumerated in sections
(a) through (j) inclusive, of Item 4 of Schedule 13D.
However, Susan Lee Hanzel reserves the right to purchase or sell Securities of the Issuer at any time or from time to time. At the present time Susan Lee
Hanzel is uncertain as to the timing, or extent of any purchases or sales of Issuer's Securities.
Further, Susan Lee Hanzel may reconsider her present position and intentions based on numerous factors, including but not limited to, business prospects of the Issuer, other developments concerning the Issuer, other business opportunities available to Susan Lee
Hanzel, developments with respect to Susan Lee
Hanzel, or the Issuer , general economic conditions, economic conditions in the region in which Susan Lee
Hanzel resides, and the monetary and Securities market conditions. Of particular interest to Susan
Lee Hanzel is the Dissolution of Marriage pursuant to which Susan Lee Hanzel acquired the Securities of Issuer reported herein and the effect that Dissolution may have on the economic condition of Susan Lee Hanzel. Susan Lee Hanzel may seek to diversify her investments, which may result in Susan
Lee Hanzel restructuring her investments, although no decision to do so has been reached at this time.

In addition to the possible courses of action mentioned above, and the factors which may be considered in connection with those possible courses of action, Susan Lee Hanzel may pursue a course or courses of action which are currently not under consideration and factors not mentioned or currently under consideration may play a significant role in selection of such courses of action.

Item 5.	Interest in Securities of the Issuer.

(a) Please refer to numbers 11 and 13 of the cover page.

(b) Please refer to numbers 7, 8, 9, 10 and 11, inclusive, on the cover page.

(c) Please refer to numbers 3 and 4 on the cover page.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Except as set forth in Items 3 and 4 above, the Susan
Lee Hanzel does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any Securities of the Issuer, including but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Not applicable.



Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 17, 1997	/s/ Susan Lee Hanzel `
					_______________________
					Susan Lee Hanzel